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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES APPOINTS NEW BOARD MEMBER FROM TRUCKING INDUSTRY

TUESDAY, NOVEMBER 22, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased to announce the appointment of William (Bill) E. Troy to the Board of Directors effective immediately.

Mr. Troy brings unique credentials to the Kelso Board of Directors which span 35 years and include practical experience in both operations and ownership of transportation companies.

For the past 10 years, until recently, Mr. Troy was an owner, and served as CEO, of a major northwestern US, regional trucking company which provided agricultural and liquid commodity trucking services for several 'Fortune 500' companies. A large portion of the trucking transport involved the use of liquid, food-grade, semi tanker-trailers to transport juice concentrate, wine, fruit concentrate and liquid sweetener in bulk. He currently acts as an advisor to smaller transportation companies seeking to restructure and reorganize operations in order to regain profitability and to help clarify their vision and direction for future growth and profitability.

"When Bill was invited to join Kelso's Board of Directors, we were delighted that he readily accepted the appointment. Not only has he been involved for many years as a Kelso shareholder, but he brings with him an in-depth knowledge of the trucking industry. We believe Bill will be instrumental in moving Kelso forward in its long-term, strategic goals. Kelso launched sales of its JS75 SRV Pressure Relief Valves to the rail industry recently after many years of R&D. We are now preparing for further research and product development for the trucking industry, our second industry targeted. Because of Bill's extensive trucking industry knowledge and experience, his participation will accelerate our penetration of this second market for our pressure relief valve technology," stated Kelso's Chairman, Stephen L. Grossman.

Mr. Troy, a resident of Washington State, holds a BA as well as a Master's in Business Administration from the University of Oregon.

About Kelso Technologies Inc. (www.kelsotech.com)
Kelso Technologies Inc. is headquartered in Vancouver, BC. Its mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a US-based, wholly-owned subsidiary established to market and sell Kelso's products.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales formally began in August 2005.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES' ACHIEVES ITS STRATEGIC GOALS FOR PRODUCT SALES

THURSDAY, NOVEMBER 17, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is very pleased with its recent achievements with regard to its strategic plan. The Company has been working for the past nine months to encompass all major segments of the rail industry in its product sales. Kelso's long term strategy has been to penetrate three key markets for its sales – the tank car lessor market, the tank car owners market and the service and repair facility market.

The sale announced last week to Rescar Companies is highly significant to Kelso as it rounds out the Company's strategic plan to sell to all three segments within the North American rail industry.

With its January 2005 Joint Marketing & Development Agreement with Union Tank Car Company and McKenzie Valve & Machining Company, Kelso achieved its first market goal, the tank car lessor market. Its second goal was achieved when, on August 30, 2005, Kelso announced its first ever sale and revenues to a major North American tank car owner. Its third target market, the service and repair facility market has been achieved with last week's announced sale to Rescar Industries.

"*Our success to date has been excellent and the progress we have made has, for the most part, been due to the efforts of John Carswell and Barry LaCroix. John Carswell is a ten year Kelso veteran who has steered Kelso through its product launch and successfully negotiated the major sales announced to date.*
I am very pleased with his marketing skills and unique ability to germinate opportunities and see them through to fruition. This means sales and revenue for Kelso and its shareholders. It also means his long hours and dedication to Kelso are delivering results.

"Barry LaCroix, Kelso's Vice President of Engineering and Manufacturing, has been working with Kelso for approximately ten years as well. He has been on the front lines attending the various AAR Tank Car Committee Member Meetings, introducing our valve to the rail industry and now meeting with various potential customers. His efforts have initiated the sales that Kelso is now reporting. Barry will continue to travel for Kelso as we send him across North America to demonstrate the JS75 SRV to those companies who have inquired about our innovative technology.

"Through the efforts of everyone within Kelso and those assisting us from outside, we expect to be off to a good start in 2006. We also expect that 2006 and 2007 will be very productive and profitable for our Company," stated Kelso's Chairman, Stephen L. Grossman.

About Kelso Technologies Inc. (www.kelsotech.com)
Kelso Technologies Inc. is headquartered in Vancouver, BC. Its mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a US-based, wholly-owned subsidiary established to market and sell Kelso's products.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales formally began in August 2005.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO IN DISCUSSIONS WITH INDIA REGARDING POTENTIAL JOINT VENTURE

THURSDAY, NOVEMBER 10, 2005, VANCOUVER, BC – Kelso Technologies Inc. (TSXV:KLS) today announced that it is in discussions with parties based in the United Kingdom and in India with regard to both its financing needs as well as possible joint venture arrangements to serve European and Asian rail and petrochemical markets.

The Company has been working with an agent based in London, UK to determine possible interest in the UK and India, for financing Kelso both in the short term as well as over the longer term as the Company expands its product rollout. This same agent and his associates have provided introductions to a seasoned business consultant situated in India with whom Kelso management has held preliminary discussions. Both the agent in the UK and the consultant in India have expressed an interest in Kelso's technology and are considering taking Kelso forward as a possible joint venture partner in product development and manufacturing for regions throughout Europe and Asia where the Company is patent protected.

Kelso management continues its aggressive sales and marketing efforts with major chemical and oil & gas companies based primarily in the U.S. Kelso has been invited by several potential new customers to give presentations of its JS75 SRV Pressure Relief Valve. It is now scheduling a number of these presentations for late November and early December.

The Company also announced that it is arranging in the interim, subject to regulatory approval, a Private Placement of up to 1,250,000 common shares at a price of $0.10 per share for total proceeds of up to $125,000. The investors will also be granted non-transferable warrants to purchase up to an additional 1,250,000 common shares for a period of two years at a price of $0.15 per share.

The proceeds of this Private Placement will be used primarily for continued sales and marketing of Kelso's recently-launched JS75 SRV Pressure Relief Valve, for continuation of its product development and testing work on additional prototype valves and for general working capital.

The Company also announced that it will pursue an additional $125,000.00 on the same terms and conditions as outlined above.

The Company is pleased that all tentative investors to date have been agreeable to the warrants being exercised at a 50% premium to the current market price of the Company's common shares. The Company is also pleased to have received so many individual enquiries over the last couple of months to participate in a Private Placement and hopes that such enquiries will continue in order to facilitate the placement of the additional $125,000 as aforesaid.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES SELLS VALVES TO ITS FIRST MAJOR US-BASED RAIL SERVICE COMPANY

Management Pleasantly Surprised At Rapid Market Acceptance of Its Valves

WEDNESDAY, NOVEMBER 9, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to report that its marketing and sales efforts within the rail industry are surpassing its original expectations. Today the Company announced that it has received an order for its JS75 SRV pressure relief valves from Rescar Industries, Inc., a major North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale is the second that Kelso has made to a rail industry customer and it places Kelso squarely ahead of its 2005 sales objectives.

The sale is significant as it has been made to a whole new class of customer extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this first, Kelso is positioned well to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

"*It is becoming very clear that Kelso's pressure relief valve technology is gaining market/industry acceptance at a far greater pace than we originally envisioned and we are very pleased with the results we are starting to achieve*," said John L. Carswell, President & CEO.

Due to Kelso's participation in the Bureau of Explosive Seminar in May 2005 and subsequent events, the Company has enjoyed the support of many rail industry personnel who are now helping Kelso by introducing its JS75 SRV to potential, new customers. These people believe strongly in Kelso's technology and its innovative nature. Kelso continues to schedule meetings with those major US companies in the oil and gas and chemical industries who are requesting to see Kelso's technology.

About Rescar (www.rescar.com)
Rescar is a privately held company that offers maintenance services to companies that own and/or lease rail rolling stock. Services include mechanical repair, exterior painting, interior coating and cleaning. These services are provided from Rescar's nationwide network of 100+ service locations in the US and Canada either at fixed facilities or from the field services group.

Rescar has been providing these services to private shippers, leasing companies and railroads for over 36 years and is the largest rolling stock maintenance provider in North America. In the past, Rescar has pioneered many new and efficient ways of providing these services that have saved its customers countless dollars in maintenance related cost. As such, Rescar is considered to be the premier company in this industry by its customers and competitors alike.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO'S EXTRAORDINARY TECHNOLOGY GRANTED 15TH PATENT

TUESDAY, OCTOBER 4, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies Inc. **(TSXV:KLS), developer of the unique JS75 SRV pressure relief valve is pleased to announce that it has been granted a twenty year patent in Mexico for its "Tank Transport Pressure Relief Valve". The Mexican Patent expires in 2019.**

"*This Patent is the 15th Patent awarded to Kelso for its unique JS SRV pressure relief valve technology and completes the North American patent package. We will continue to explore opportunities that we see for our technology around the world and in particular, in those large and growing markets that are developing industrially,*" stated John L. Carswell, President & CEO.

Kelso has, throughout its entire development, ensured that it safeguarded its intellectual property. It has long recognized how important the Patents were to its future, especially as it expands globally. This patent award brings the total Patents and pending to 21, covering territories including the United States, Canada, Mexico, Australia, Austria, Germany, Hong Kong, Indonesia, Italy, Mainland China, Netherlands, Spain, United Kingdom, India, Japan, Vietnam, Federation of Russia, Belgium, Brazil, France and South Korea.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)
Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary operating in the United States and set up to market and sell Kelso's products.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales formally began in August 2005.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

RECEIVED

2005 DEC 14 P 1:2

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ADVISES NO UNDISCLOSED REASON FOR SOFTENING OF ITS SHARE PRICE

THURSDAY, SEPTEMBER 29, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) **advises that there is no known reason or undisclosed information that would account for the softening of the share price of its common stock or the high volume of shares traded in recent days other than normal course market activity. To the contrary, the Company is pleased with the progress it is making towards penetration of the rail tank car market with its pressure relief valve technology.**

During September, Barry LaCroix, Kelso's Vice President of Engineering, made presentations on Kelso's innovative valve technology to representatives of two major chemical manufacturers based in US locations. These presentations were undertaken at the request of representatives of the two companies as they look towards acquiring cutting edge rail valve technology for their fleets of rail tank cars. As with Kelso's first customer, which bought valves, the companies dealt with to date are international corporations with well-known, household names. The three individual companies involved with Kelso now own or lease several thousand tank cars each which over time could possibly provide Kelso a revenue stream reaching millions of dollars.

By working with international corporations today and applying management's strategy to license its technology to these and other large corporations situated in various geographic territories around the world, Kelso will be able to achieve revenues more quickly and to penetrate foreign markets more effectively where the Company holds Patents or has Patents pending.

By licensing its technology through partnering with key entities in specific geographic regions, Kelso can gain up-front licensing fees for manufacturing/marketing rights for specific territories. In addition, it can earn royalties on a "per unit sold" basis providing additional long-term and ongoing revenues. This strategy potentially could enable Kelso to become self-funding and to attract reserves that may eventually be used to buy back some of the common shares in the market in order to reduce the issued and outstanding shares that trade publicly.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)

Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary operating in the United States and set up to market and sell Kelso's products.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales formally began in August 2005.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES GRANTS OPTIONS

MONDAY, SEPTEMBER 26, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced that, in accordance with the Stock Option Plan previously approved by the Company's shareholders and the TSX Venture Exchange, the Company has granted incentive stock options to a director and to an officer of the Company which allow the purchase of 278,100 common shares on or before September 26, 2010 at a price of $0.10 per share. These options merely replace the same number of options which were recently terminated before being exercised and which were due to expire. The old options were granted in 2000, but were never exercised.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES TO MEET THIS WEEK WITH KEY CHEMICAL AND RAIL CUSTOMERS

MONDAY, SEPTEMBER 12, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) **is pleased to announce that it has scheduled meetings with some additional multi-national chemical companies and a major rail repair and service facility to demonstrate Kelso's JS75 SRV pressure relief valve technology. Kelso believes that these could lead to additional sales of its JS75 SRV pressure relief valve.**

For the first time in Kelso's history, it will show revenues on its first quarter statement for the three months ending November 30, 2005. Revenues could grow substantially through 2006 as a result of sales already made to its current customer and potential sales to these new customers.

Kelso has entered into a new investment banking advisory agreement with Dominick & Dominick Securities Inc., ("DDSI") to provide ongoing financial advisory and related services including arranging financing on a best efforts basis. DDSI is Canada's oldest securities house, established in 1929 and is a member of IDA, TSX, TSX Venture, CIPF and CDS.

Kelso has worked with DDSI since 2002 when the Company first began the process of seeking growth capital. It became apparent then that Kelso needed to further develop its business plans in order to attract suitable investment. Since 2002, Kelso has successfully achieved Association of American Railroads' certification of its JS75 SRV pressure relief valve following two years of Service Trials, has signed a five year Joint Marketing & Development Agreement with Union Tank Car Company and McKenzie Valve & Machining Company and commenced sales of its valves to a major International Chemical Manufacturer and Fleet Operator.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)

Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary operating in the United States and set up to market and sell Kelso's products.

Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries. Sales formally began in August 2005.

For further information regarding Kelso Technologies, please visit Kelso's website at **www.kelsotech.com** or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to **invest@kelsotech.com**.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES GENERATES FIRST EVER REVENUE FOLLOWING SALE TO MAJOR U.S. CORPORATION

TUESDAY, AUGUST 30, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies **(TSXV:KLS) is pleased to report that it has made its very first sale of its JS75 SRV pressure relief valve to a major US Chemical Manufacturer and Fleet Operator.**

This landmark sale is a further confirmation of industry's endorsement of Kelso's innovative technology for use in the transport of hazardous commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions. With this purchase, the JS75 will commence the qualification process and economic assessment to being adopted as a standard product on the buyer's purchasing database. Given the performance of the JS75 in the AAR Service Trials, this purchase may lead to changing out this customer's large fleet of tank cars. The buyer, which requested that Kelso not use its name publicly, did so as the product is entering its evaluation process.

Kelso has scheduled meetings with similar US companies in the oil and gas and chemical industries to sell its JS SRV pressure relief valves and is pleased to confirm significant interest. In particular, Kelso is targeting the top chemical manufacturers and oil and gas shippers who have both the reasons and financial interest to purchase Kelso's innovative technology for their rail tank car fleets. The interest shown in the US confirms Kelso Technologies' recent decision to proceed with setting up marketing and sales operations in the USA.

"*We are committed to continuing to focus our attention on the sale of our JS75 SRV technology and will penetrate the market for our valves by making in-roads like this with major shippers and tank car lessors/owners. Others in the rail industry will begin to follow this lead as they see how our technology performs and how ground-breaking it is. Our recently formed U.S. subsidiary will take on primary responsibility for these sales,*" stated John L. Carswell, Kelso's President and CEO.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

2005 DEC 14 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES APPOINTS GROSSMAN TO LEAD US MARKETING & SALES SUBSIDIARY

TUESDAY, AUGUST 23, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to announce that it has established a wholly-owned US subsidiary called Kelso Technologies (U.S.A.) Inc. and has appointed Stephen L. Grossman as its new President & Chief Executive Officer.

The appointment of Mr. Grossman is a natural progression. He has been instrumental over the past 11 years in bringing Kelso to the point today where it is positioned to begin sales of its products.

Under his leadership as President & CEO of the Canadian Company, Mr. Grossman was responsible for the development of the JS SRV product line of pressure relief valves to meet the rigorous requirements of the rail industry. Mr. Grossman was successful in arranging access to Service Trial rail tank cars at a time when most shippers were reticent to adopt an untested technology in light of environmental risks. Under his leadership, the one and two year Service Trials required by the Association of American Railroads (AAR) were successfully completed leading to certification of the JS75 SRV pressure relief valve.

In 2005, Mr. Grossman negotiated and concluded a five year Joint Marketing and Development Agreement with Union Tank Car Company, North America's largest lessor of rail tank cars and a manufacturer and servicer of rail tank cars along with its affiliate, McKenzie Valve & Machining Company. Working closely with Union Tank Car, Mr. Grossman will now turn his efforts to promoting the JS SRV to the major rail accounts, many of which have followed the progress of the JS SRV through development.

The wholly-owned US subsidiary represents another milestone in Kelso's long-term business plans. The subsidiary will expedite Kelso's JS SRV sales to major US customers and address the other sectors requiring Kelso's constant spring force technology.

To ensure continuity and representation of the shareholders of the public Company, the Board of Directors of the US subsidiary is the same as the parent Company with Mr. Grossman acting as Chairman of both Boards.

Management will provide further updates from time-to-time to keep shareholders informed of its progress with business activities and to advise on other developments.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)

Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major

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countries around the world. Kelso Technologies (U.S.A.) Inc. is a wholly-owned subsidiary operating in the United States.

During 2004, the AAR certified Kelso's first application for the North American railroad tank car market, the external JS75 SRV pressure relief valve. Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com.

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

MONDAY, AUGUST 8, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to update to shareholders on recent activities. During the months of June and July, the Company focused its efforts on follow up contact with prospective customers for its pressure relief valves and with setting in place, the processes necessary for ordering and delivering pressure relief valves to North American customers.

A number of important contacts were made at the Kansas City Bureau of Explosives Trade Show (BOE) which was held May 24 – 25, 2005. Kelso debuted its stainless steel JS75 SRV pressure relief valve that was certified by the Association of American Railroads (AAR). In either carbon or stainless steel, the JS75 SRV can be used for both hazardous and non-hazardous commodities service.

The Company has been in discussions with and providing both pricing and delivery information to several companies. The first is a large chemical company headquartered in Europe which generates approximately $68-billion in annual sales. Kelso is dealing with a US rail car division of its North American branch. Kelso has also been supplying detailed product information and pricing to a half dozen, large companies which have expressed interest in Kelso's technology.

Two other companies are chemical producers that own their own tank cars and have expressed an interest in Kelso's JS75 SRV. Three other large oil producers are looking at Kelso's technology with a view to possible adoption. The Company is looking forward to turning interest into actual orders which is a lengthy one that requires both perseverance and patience.

"*We have had many inquiries from shareholders regarding the so-called quiet period that has ensued during the past few months. As is evident from the information issued in this update, Management has been quite busy behind the scenes. We realize that as more information becomes available through future news releases that our shareholders will then realize the tremendous opportunity that we have before us and are currently working on as Kelso moves forward into commercialization. Kelso is making great strides in attracting potential customers and expects, as it has always done, to deliver successful results. We are working very hard to achieve the success with sales that Kelso's innovative technology merits,*" stated John L. Carswell, Kelso President & CEO.

Management also wants to take this opportunity to thank the many dedicated shareholders who have supported the Company through its journey thus far. Many have extended information about Kelso to friends and family and introduced them to Kelso and its unique pressure relief valve technology. That support is the strongest of endorsements for Kelso and helps insure that the Company receives broad exposure to investors at minimal cost. The Company is also looking at creative ways to expose the investment opportunity to a larger audience.

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Management will provide further updates from time-to-time to keep shareholders informed of its progress with business activities and to advise on other developments.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)
Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world.

During 2004, the AAR certified Kelso's first application for the North American railroad tank car market, the external JS75 SRV pressure relief valve. Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES ELABORATES ON STRUCTURAL CHANGES

TUESDAY, AUGUST 2, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is pleased to provide an update to shareholders further to its news release dated July 29, 2005 which described changes to management and the establishment of a wholly-owned US subsidiary.

The Board of Directors and Management recognize the need to move some operations for North America to the US. There are cross-border obstacles to selling and delivering valves in the US in particular and this new subsidiary will expedite sales by simplifying administration of sales. Further, due to tax implications, a US-based Company allows Kelso to easily hire US-based sales personnel to address its US marketplace.

The subsidiary, to be headed by Stephen L. Grossman, will assume the responsibilities that the parent Company has held for sales and marketing of Kelso's JS SRV product line of pressure relief valves. R&D will continue in Canada for rail and other markets for the foreseeable future. A US presence makes sense given the Company's desire to exploit sales opportunities in US rail and eventually overseas.

The appointment of an experienced manager with in-depth knowledge of the Company and its operations to the position of President and CEO of the publicly-traded parent Company was critical. The role of the new President and CEO in Canada, in addition to ensuring the smooth operation of all company activities, is primarily that of administering the Company's public company functions and handling investor and stock market relations. The role of the President and CEO of the wholly-owned US subsidiary is to build the sales and marketing functions and oversea the R&D of new products for the rail and other industries.

The changes announced July 29, 2005 help to reduce the burden of work on a key individual, Mr. Grossman, and enable a spreading of responsibilities over more people. It opens the door for the future hiring of US-based leadership to grow the operations side of the Company.

Many concerns have been expressed by shareholders about changes that could take place as a result of these Management appointments. Mr. Carswell has and will continue to address those concerns. *"John joined the Board of Directors over ten years ago and has worked hand-in-hand with me since then. He took on Officer's responsibilities over nine years ago as the need to build Kelso grew. He has evolved with the Company, with its R&D of the JS75 SRV, with the financial difficulties we have faced over the years and with every other facet of the Company. Few people are aware of the depth of his involvement in day-to-day decision making and operations as I have always been the more public figure. My role as President and CEO of Kelso's wholly-owned US subsidiary means that I can now focus on the growing needs we have*

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for sales and marketing in the US market. I can continue to carry that side of the Company forward. As I will continue as Chairman of the Board of the Parent Company in Vancouver, I will still retain my responsibilities for directing Kelso Technologies in its overall thrust. I am very pleased that John has accepted this appointment made by the Board. He was responsible for many positive developments in Kelso including most recently the marketing of Kelso's JS75 SRV in the US. I am pleased that we will work closely together as Kelso continues to move forward and achieve the goals it has set out," stated Chairman Stephen L. Grossman.

"I will continue to focus on raising capital and begin to turn more attention to our public market needs, something that we haven't done much of because we have been busy building a real business. We are now at a time in our evolution where developing shareholder value and increasing our market capitalization can be done. Neither I nor any member of our current Board, will entertain any discussion of a reverse split in the common shares of the Company. Loyal shareholders have supported us heavily and we will not betray them. With regard to where we go as far as trading on various stock exchanges, we will continue to trade on the TSX Venture Exchange and consider, as we have discussed with shareholders before, the benefits and liabilities of trading as well on a US or other foreign exchange. What we do will depend on what is in the best interest of our shareholders, those that have supported us through the years and who need to see a significant return on their investment. We all want to see value in our investment," stated new President and CEO John L. Carswell.

Management will provide further updates from time-to-time to keep shareholders informed of its progress with business activities and to advise on other developments.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED NEWS RELEASE

2005 DEC 14 P 1:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES MANAGEMENT UPDATE

FRIDAY, JULY 29, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) today announced that Stephen L. Grossman will vacate the position of President & CEO of Kelso Technologies Inc. effective midnight July 31, 2005. Mr. Grossman will continue as a Director of Kelso Technologies Inc. and as Chairman of Kelso's Board.

Mr. Grossman, an American citizen, has worked in Canada for eleven years under Worker Permits. Due to the current Worker Permit's expiry on July 31, 2005 and the need to commercialize Kelso's technology in the United States, Mr. Grossman will relocate residence to the United States.

Kelso Technologies Inc., the Canadian Public Company (parent) has for some time been working on the establishment of an operating US subsidiary which will be headed by Mr. Grossman. His relocation is timely since this wholly-owned operating subsidiary will handle the marketing and sales of Kelso's product line of pressure relief valves in North America.

Mr. Grossman has been instrumental in representing Kelso to the Association of American Railroads and promoting the company to major corporations in the Rail Industry. Given the importance of commercializing Kelso's technology in the United States, Mr. Grossman will focus on establishing and expanding Kelso's operating subsidiary.

Kelso also announced the appointment of John L. Carswell to the position of President & CEO of Kelso Technologies Inc., the Canadian publicly-traded parent company. He has served as an senior officer of Kelso Technologies Inc. for the past nine years and as a Director for over ten years. His appointment is effective August 1, 2005.

Further details about the Company's plans mentioned above will be issued in a news release in the coming week.

For further information regarding Kelso Technologies, please visit Kelso's website at www.kelsotech.com or contact Investor Relations at 1.866.535.7685 (604.878.7600) ext. 4 or via email to invest@kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES VALVE IS CENTRE OF ATTENTION AT RECENT BUREAU OF EXPLOSIVES SHOW

TUESDAY, MAY 31, 2005 - VANCOUVER, BC, CANADA – **Kelso Technologies (TSXV:KLS) is extremely pleased with the reception it received during an intensive two-day trade show and seminar sponsored by the Association of American Railroads (AAR) and the Bureau of Explosives (BOE), held in Kansas City last week. The two-day event saw Kelso's valve stand out at the exhibit as "the highlight of the show" according to many who visited Kelso's exhibit.**

The rail industry rarely sees innovation but clearly witnessed an exciting innovation in the form of Kelso's JS75 SRV valve technology – a valve like *no* other. During the two days, Kelso's marketing and sales video CD (see news release issued May 12, 2005) was continuously played to an interested audience of observers, copies of the CD and other product literature was handed out and numerous questions answered.

The enthusiasm shown by people once they learned about the valve, its benefits and its operation extended through the crowd of some 500 attendees who came from all over the U.S. and Canada. Many who visited Kelso's exhibit had already heard from others that there was something innovative and unique to see and they were urged to speak with Kelso personnel.

Interested in Kelso's valve technology, were key management from a number of very large chemical and other industrial product companies. In particular, one representative from a very large firm made detailed inquiries about availability dates and pricing for the JS75 in its various configurations. There were Hazardous Materials handlers and shippers as well as logistics personnel who are involved in making the decision regarding the purchase of new valves, whether as replacement valves or for installation on tank cars about to be built. Most were seeking a better way to handle pressure relief concerns and all were pleased that Kelso would soon be delivering its safer technology to market. The Company will be following up with these people to ensure that no opportunity to sell them Kelso valves is missed.

Others attending included key government personnel from the U.S. Federal Railroad Administration, the AAR, Railway Association of Canada personnel and emergency safety workers who appreciated the benefits that Kelso's technology brought for safer and easier handling of problems while in the field when attending to spills or other similar incidents.

For further information about Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

Kelso's JS SRV . . . A Valve Like *No* Other
Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES LAUNCHES MARKETING & SALES CAMPAIGN

THURSDAY, MAY 12, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is taking the first step in the launch of its marketing and sales effort.

Stephen L. Grossman, John Carswell and Barry Lacroix completed a full day of outdoor filming at an industrial facility in Sarnia, Ontario. Shooting was done on top of a general purpose rail tank car clearly showing the "internal" pressure relief valve which was on the rail car. The video clearly proves that the internal components, which make the valve operate, cannot be observed at all. Therefore it is impossible to verify that the valve would operate properly in the event of a pressure build up in the tank car. This could lead to a disastrous situation. Kelso replaced the internal valve and installed its "external" JS75 SRV proving that a maintenance worker, while on top of a tank car, can within seconds, check the operating components and verify that the Kelso valve should work properly after leaving a facility.

The Kelso team spent another full day in a Toronto studio, continuing to shoot the video. LaCroix demonstrated and explained the ease and safety in disassembling and reassembling the JS75 SRV, Grossman provided an introductory offer to those potential customers buying the JS75 SRV along with offering a two year limited warranty, something which is unheard of in the rail industry. Grossman is currently in Toronto working with the audio personnel, the voice-over announcer, the editor and the producer of the video.

The video will be first shown at the Bureau of Explosives (BOE) Trade Show in Kansas City, Missouri. On May 25 & 26, it will be shown by Union Tank Car Company at its seminar for its major customers. Attendees at the BOE will receive copies of the CD and other product literature. Union personnel will hand out the CDs to their customers at its product seminar.

Kelso is distributing numerous CDs to various railroad purchasing agents and executives to educate them and to put Kelso on a fast track to sales. A second video was also filmed which will be used strictly for repair and maintenance facilities' personnel throughout North America. It explains how the valve works and how to disassemble and reassemble it. It is estimated there are approximately 800 facilities that this CD will go to . . . all are potential customers of Kelso.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"Stephen L. Grossman"
Stephen L. Grossman, President & CEO

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES FOCUSES EFFORTS ON COMMUNICATING ITS STORY

WEDNESDAY, MAY 11, 2005 - VANCOUVER, BC, CANADA – Kelso Technologies (TSXV:KLS) is launching a number of information-based activities to communicate its plans for marketing and sales of its pressure relief valves. This update is provided in order to keep Kelso shareholders and the financial community current.

The Company announced already that it is debuting its JS75 SRV Stainless Steel Pressure Relief Valve at the Bureau of Explosives Trade Show (BOE) in Kansas City, Missouri, May 24 – 25, 2005. This will be Kelso's first presence at a trade show since it was granted the Association of American Railroads (AAR) approval for the stainless steel version of its JS75 SRV (for both hazardous and non-hazardous commodities service).

In preparation for this first marketing effort, Stephen L. Grossman and John Carswell completed one full day of filming at an industrial facility in Sarnia, Ontario where it was able to access a general purpose tank car on which one of Kelso's valves was installed. Filming was complex and required heavy equipment and full cooperation to move a tank car around the site for various film shots.

Following the onsite filming, ten hours of studio filming was completed and currently, Grossman is now in Toronto working with the editing and voice over team to produce and approve the final video. The video will eventually be available as streaming video for the Internet and for the Company's website, as a DVD for broadcasting at trade shows, seminars, meetings and the like and as a CD to be produced in high volume and disseminated to key decision makers and service/maintenance personnel across North America.

In addition to the sales and marketing focused video, the Company has produced a technical video in which a detailed explanation of servicing and maintenance issues are discussed. This technical video will serve as a tool for training and education of those who come in contact with Kelso's technology. It will be sent to some 800 repair/maintenance facilities across North America, all of which are potential customers for Kelso's JS SRV line of pressure relief valves.

The Company is pleased that its video will be shown to customers within the rail industry during the BOE Trade Show and also handed out at a product seminar to be conducted at a major rail service facility in East Chicago, Indiana on May 25 and 26, 2005. Seminar attendees, who are all major rail tank car customers, will be presented with the JS75 SRV sales CD.

The Company recently released an electronic copy of the Vancouver Board of Trade *Sounding Board* news article. Kelso is also preparing a news-focused interview piece based on the Beta cam quality film that it has secured. The filmed interview will be broadcast quality and made available to the media across North America. An expanded news article is being written and will be circulated broadly to the print media in North America. It is hoped that these efforts will produce a level of interest in the Kelso story leading to subsequent news article coverage.

As part of the Company's efforts to create greater awareness of its activities, Kelso is planning a series of meetings with Stock Brokerages and Institutional Funds during the coming months. These will be held in the major financial centres of Toronto and Vancouver.

Management will provide further updates from time-to-time to keep shareholders informed of its progress with business activities and to advise on other developments.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CORPORATE UPDATE

FRIDAY, APRIL 22, 2005 - VANCOUVER, BC, CANADA– Kelso Technologies (TSXV:KLS) is very pleased to announce that it is debuting its JS75 SRV Stainless Steel Pressure Relief Valve at the Bureau of Explosives Trade Show (BOE) in Kansas City, Missouri, May 24 – 25, 2005. This will be Kelso's first presence at a trade show since it was granted the Association of American Railroads (AAR) approval for the stainless steel version of its JS75 SRV (for both hazardous and non-hazardous commodities service).

It is estimated that between 500 and 600 people will attend the trade show. Kelso is located at Booth Number 48 next to the high traffic flow food court so that attendees will have the opportunity to view Kelso's display.

Representing Kelso at the BOE will be Barry Lacroix, VP of Engineering and Manufacturing and John Carswell, VP of Business Development, Corporate Communications and Marketing. They look forward to the opportunity of discussing with the attendees, all of the various programs Kelso will be offering towards sales of its uniquely designed, external JS75 SRV Pressure Relief Valve. "*We are planning to provide our potential customers with a total customer satisfaction program, including our new limited warranty protection plan which, in our opinion, is a first in the rail industry*," stated Stephen L. Grossman, Kelso President and CEO.

Kelso will show its soon-to-be-completed marketing video and provide information on the Company's comparison tables between Kelso's valve and those of the competition. Attendees will be able to compare the competitors' "Internal" with Kelso's "External" pressure relief valve which will be mounted side-by-side on a stand specially built for that purpose. This approach is expected to deliver a thought-provoking image to viewers since it will clearly demonstrate that, with Kelso's "External" valve, the majority of internal components can be viewed prior to a tank car leaving a facility. The "Internal" valve will demonstrate that internal components cannot be viewed in the same manner due to the components being inside the tank. Not inspecting the components each time a tank car leaves a facility causes greater risk in the transportation of hazardous goods wherever the tank car travels. The reason for a pressure relief valve is extremely important – it is designed to release any built-up pressure in order to keep a tank car from ripping or exploding. With Kelso's valve, workers will always be able to check most of the components prior to a tank car leaving on its journey and that can better protect our communities, prairies, deserts and mountains.

Kelso is in the process of preparing to produce a five minute video that will not only be used at the Bureau of Explosives Seminar, but will also be used as a major tool for selling the JS75 SRV. The two-part video will have a separate section which will provide instructions to the many maintenance repair facilities personnel in order to teach them on how to disassemble and reassemble the JS75 SRV. The video (in CD format) may also be used in planned railroad magazine advertising to ensure that the rail industry becomes fully aware of and knowledgeable

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about Kelso and its product. These activities are now moving forward and hopefully will be finalized before the BOE in late May. The schedule for the shooting of the video is currently a concern and every attempt is being made to accomplish it.

Kelso's technology will also be presented in late May at a UTLX Seminar in East Chicago, Indiana.

Kelso has now received a carefully-prepared, comprehensive and detailed Business Plan from its financial consultant based in Toronto, Ontario. Stephen L. Grossman and John Carswell are reviewing this plan in depth before giving approval for its release to prospective investors who are considering funding Kelso. Their review and analysis over the coming weeks is an essential step in order for Kelso to achieve its goal of a major funding.

The Kelso Board of Directors has granted a request for Stephen L. Grossman during this quiet period prior to entering commercialization, to use up some of his accumulated vacation time during the period May 15 to July 31, 2005. Due to the pressures of Kelso business, Mr. Grossman has been required to work relentlessly for long hours. During his tenure over the past eleven years, he has only taken three brief vacations totaling forty days. This quiet period is the optimum time for Mr. Grossman to rest and prepare for the exciting but taxing work ahead as Kelso moves into commercialization and sales of its JS75 SRV. Senior management will be handling day-to-day business during his vacation.

Barry Lacroix attended the AAR Tank Car Committee's Member Semi-Annual Meeting in Galveston, Texas this past week. He attended on behalf of Kelso to review the latest changes pertaining to the tank car industry including changes to pressure relief valves. The meeting provided an opportunity for Kelso to speak with the various members about Kelso's progress with its JS75 SRV. Kelso will be receiving a report from Mr. LaCroix regarding the discussions at the meeting and ensuing action recommendations.

Management will provide further updates from time-to-time to keep shareholders informed of its progress with business activities and to advise on other developments.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO CLOSES $469,900 PRIVATE PLACEMENT

FRIDAY, APRIL 22, 2005, VANCOUVER, BC – Further to the Company's news release dated April 7, 2005, the Company is pleased to announce that it has closed the first tranche of its private placement for gross proceeds of $469,900 and has issued 4,271,818 common shares. The Placees were also granted non-transferable warrants to purchase up to an additional 4,271,818 shares for a period of two years at a price of $0.14 per share. The applicable hold periods in Canada expire at midnight on August 20, 2005. While the Company remains interested in completing a second tranche of the private placement in order to increase the gross proceeds as high as $700,000, there is no assurance that this will occur.

For further information regarding Kelso Technologies (TSXV:KLS), please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to invest@kelsotech.com.

Stephen L. Grossman
President & CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

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KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS

FOR IMMEDIATE RELEASE

KELSO UPDATES CURRENT FINANCING

April 7, 2005 - VANCOUVER, BRITISH COLUMBIA, CANADA – Kelso Technologies Inc. (TSXV:KLS) is pleased to announce that it has received cheques in the aggregate amount of $442,900.00 pursuant to the $500,000 private placement announced on March 2, 2005. Further cheques in the aggregate amount of $30,850.00 have been promised for next week. Accordingly, the company has decided to increase the maximum amount of this private placement to $700,000. The terms of the private placement have not otherwise changed.

The investors who participate will purchase common shares at a price of $0.11 per share and will be granted non-transferable warrants to purchase an equal number of common shares for a period of two years at a price of $0.14 per share.

The proceeds of this Private Placement will be used for: **commercialization** (manufacturing valves for sale; prototype design, build, test, and certifying; shipping costs for valve testing); **sales** (hiring sales people; travel/expenses for sales people; booths at rail trade shows/seminars/meetings); **administration** (quarterly financials; patent maintenance fees; possible new patent issue fees; office costs; TSXV and BCSC charges; legal expenses); **salaries** and **major financing** (special costs associated with Business Plan production; due diligence and related expenses).

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Casrwell"
John L. Carswell, Director

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com